AURELIO ANNOUNCES MANAGEMENT CHANGES

LITTLETON, COLORADO, October 18, 2007 News Release #07-20

The Board of Directors of Aurelio Resource Corporation (OTCBB : AULO, Frankfurt : F3RA) would like to announce the following changes to the Company's management team and Board of Directors, effective October 16, 2007:

Stephen Doppler will be standing down from his position as Chairman to assume the duties of President and Chief Executive Officer (CEO); Mr. Doppler will remain a Director of the Company.

Dr. Fred Warnaars resigned his positions as President & CEO to become Chairman of the Board of Directors.

Dave Jonson has agreed to accept the newly-created position of Vice President (VP) Business Development. Earl Detra, currently the VP Exploration of Bolsa Resources, Inc., Aurelio's Arizona subsidiary, will replace Mr. Jonson as VP Exploration of the Company.

President and CEO Stephen Doppler said "Today's changes create a stronger balance within the Company to carry it forward. Dave Jonson, whom we credit with discovery of the Hill Copper-Zinc project, will now focus his time and energy on evaluating submittals and searching for the next major project for the Company. At the same time, Fred Warnaars will continue his endeavors in fund raising and investor relations, as well as concentrate his time on the development of our Gavilanes Gold Project in Mexico."

About The Company

Aurelio Resource Corporation is a mineral exploration and development company focused on achieving mid-tier producer status. The Company's wholly-owned Hill Copper-Zinc Project contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold. Presently, the in-house calculated resource for the entire Hill project is estimated by the Company to be approximately 800 million pounds of copper at a copper-equivalent grade of 0.65% (copper and zinc combined). Aurelio has also acquired the rights to explore, and an option to purchase, the Gavilanes gold porphyry deposit in Durango, Mexico.

On behalf of the Board of Directors of Aurelio Resource Corporation.

Contacts:

Fred Warnaars Stephen Doppler Diane Dudley

Chairman President & CEO Investor Relations

303-797-3137 303-795-3030 303-945-7273 (direct)

800-803-1371 800-803-1371 303-945-7270 (fax)

For additional information, please visit our website (www.AurelioResource.com) and/or send an email to DianeD@AurelioResource.com.

Legal Notice Regarding Forward Looking Statements

Statements in this news release that are not historical are forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will" , "would", "may", "can", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this news release include that our property contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold; that our in-house calculated resource for the entire Hill project is estimated by the Company to be nearly 800 million pounds of copper at a copper-equivalent grade of 0.65%; and that a significant additional mineralization of shallow oxide copper and zinc has been identified in the South Courtland area.

It is important to note that the Company's actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include misinterpretation of data; that we may not be able to keep our qualified personnel; that funds expected to be received may not be; that our estimates of mineral resources are inaccurate; uncertainties involved in the interpretation of drilling results and other tests and the estimation of resources; that we may not be able to get equipment or labor as we need it; that we may not be able to raise sufficient funds to complete our intended exploration, purchase, lease or option payments; that our applications to drill may be denied; that weather, logistical problems or hazards may prevent us from exploration; that analysis of data cannot be done accurately and at depth; that results which we have found in any particular location are not necessarily indicative of larger areas of our property; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the Company's most recent 10-KSB and 10-QSB filed with the Securities and Exchange Commission.